0-29840

02057661

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

8/30/02

For the month of August, 2002

Freegold Ventures Limited
(Translation of registrant's name into English)

2303 West 41st Avenue
Vancouver, BC V6M 2A3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X__ Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X__ No _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1225

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Freegold Ventures Limited
(Registrant)

Date: September 10, 2002

(Signature)*
Taryn Downing
Corporate Secretary

*Print the name and title of the signing officer under his signature.

BRITISH COLUMBIA

NUMBER: **C-411150**

CERTIFICATE OF CHANGE OF NAME

COMPANY ACT

***I Hereby Certify** that*

INTERNATIONAL FREEGOLD MINERAL DEVELOPMENT INC.

has this day changed its name to

FREEGOLD VENTURES LIMITED

***Issued** under my hand at Victoria, British Columbia*
on August 26, 2002

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA

PROVINCE OF BRITISH COLUMBIA

I CERTIFY THIS IS A COPY OF A DOCUMENT FILED ON

AUG 2 6 2002

JHowell

12 JOHN S. POWELL
REGISTRAR OF COMPANIES
PROVINCE OF BRITISH COLUMBIA

FORM 19
(Section 348)

Certificate of
Incorporation No. C411150

COMPANY ACT

SPECIAL RESOLUTION

The following special resolution was passed by the undermentioned Company on the date stated:

NAME OF COMPANY: INTERNATIONAL FREEGOLD MINERAL DEVELOPMENT INC.

DATE RESOLUTION PASSED: June 14, 2001

Resolution:

"BE IT RESOLVED as a Special Resolution that:

1. the Company's authorized common shares without par value be consolidated from 100,000,000 common shares without par value into 25,000,000 common shares without par value and the issued shares be also so consolidated such that every four (4) of such common shares without par value being consolidated into one (1) common share without par value and altering the Company's Memorandum accordingly."

2. the Company increase the authorized share capital from 25,000,000 of common shares without par value to 100,000,000 common shares without par value and altering the Company's Memorandum accordingly."

3. the name of the Company be changed from International Freegold Mineral Development Inc. to Freegold Ventures Limited and altering the Company's Memorandum accordingly."

4. the Memorandum be in the form attached hereto and marked Schedule "A", so that the Memorandum, as altered, shall at the time of filing comply with the Company Act."

The Memorandum as altered is attached as Schedule "A".

Certified a true copy on 2002/07/16

(Signature)

CORPORATE SECRETARY
(Relationship to Company)

SCHEDULE "A"

Attached to the Resolutions of International Freegold Mineral Development Inc. passed by the Members on the 14th day of June, 2001.

MEMORANDUM

(ALTERED)

of

(formerly, International Freegold Mineral Development Inc.)

1. The name of the Company is Freegold Ventures Limited.

2. The authorized capital of the Company consists of 100,000,000 common shares without par value.